ASSET PURCHASE AGREEMENT



         ASSET PURCHASE AGREEMENT ("Agreement") made this 28 day of August, 1998 between PrimeSource Corporation ("PrimeSource") and Bell Industries, Inc. ("Bell"), and sets out the terms and conditions pursuant to which PrimeSource will purchase certain of Bell's assets.

         Unless otherwise specifically noted, all assets, liabilities, inventory, leases, lists, names, records, etc. being purchased or assumed by PrimeSource hereunder pertain solely to the Graphic Arts Supply Group of Bell (herein "GASG").



                                    ARTICLE 1
                         CLOSING AND PURCHASE OF ASSETS


         1.1  Closing  and  Closing  Date.  The  closing  of  the   transactions
contemplated hereby (the "Closing") shall occur at the offices of Bell in El Segundo, California on the "Closing Date" which shall be on September 14, 1998, or some other mutually agreeable date, but in no event later than October 30, 1998 (the "Termination Date").

         1.2 Purchase of Assets from Bell. On the Closing Date, subject to the terms and conditions hereof and in reliance upon the representations, warranties and agreements contained herein, PrimeSource shall purchase from Bell and Bell shall sell, convey, transfer and assign to PrimeSource, free and clear of all liens and encumbrances, subject to Section 2.2, the following assets as of the Closing Date, in each case pertaining solely to the GASG assets (collectively, the "Assets"):

                  (a) All inventory of GASG (including new and used equipment and parts). Such purchased inventory shall be set out on Schedule 1.2(a) which will be prepared by Bell and attached to this Agreement when the Closing Balance Sheet has been finalized. A physical inventory of GASG inventory will be taken jointly by PrimeSource and Bell as of the Closing Date. The items identified by the physical inventory shall provide the basis for determination of the unit quantities of the inventories for preparation of the Closing Balance Sheet, with individual items valued at Bell's book value which is in accordance with generally accepted accounting principles consistently applied ("GAAP").

Items on order by Bell as of the Closing Date and not yet received into inventory shall be paid for by PrimeSource, provided such items for stock are in usual amounts and ordered in the normal course of the GASG business. To the extent any ordered (but not received) inventory stock has been recorded as a liability as of the Closing Date, such liability will not be deemed outstanding for the purpose of determining the Final Purchase Price. (b) All accounts and notes receivable of GASG as of the Closing Date (the "Receivables"). The Receivables shall be listed on Schedule 1.2(b) which shall be prepared by Bell and attached hereto within 12 days of Closing.

                  (c) GASG's customer lists, trademarks, servicemarks and tradenames as listed on Schedule 1.2(c).

                  (d) Contracts, open orders, books and records, or copies thereof, of GASG. All of such items will be listed on Schedule 1.2(d) to be attached prior to or at Closing. Bell may keep photocopies of all such items, and in the event that PrimeSource wishes to dispose of any such items within five years the originals shall be returned to Bell.

                  (e) All property, plant and equipment of GASG valued at GASG's net depreciable basis. A final listing of such assets will be prepared by Bell and attached hereto within 12 days of Closing as Schedule 1.2(e).

                  (f) All other miscellaneous tangible assets of GASG as listed on the Closing Balance Sheet.

                  PrimeSource is only purchasing  those Assets  described in 1.2
(a) through (f) above and shall in no regard be deemed a legal successor to Bell.

         1.3 Purchase Price. The purchase price ("Purchase Price") for the Assets shall be Forty Three Million Five Hundred Thousand Dollars ($43,500,000); provided however, the final Purchase Price shall be increased or decreased dollar-for-dollar to the extent the net tangible assets being purchased by PrimeSource have a value on the Closing Date greater or less than Thirty One Million Dollars ($31,000,000). Net tangible assets shall mean total tangible assets acquired (inventory, property, plant, and equipment, Receivables, pre-paid expenses, and other items classified as tangible assets per GAAP), net of reserves, and less the book value of Assumed Liabilities, all valued based upon Bell's book values in accordance with GAAP or as otherwise set out herein. Two dollars of the Purchase Price will be allocated to items in 1.2 (c) & (d) for income tax purposes.

                  The final Purchase Price for the Assets will be determined by a Closing Balance Sheet and final schedules of GASG as of the Closing Date which will be prepared in accordance with GAAP by Bell and based on the criteria above in 1.2 (a), (b) & (e) for valuing assets and delivered to PrimeSource within 40 days of Closing; provided, however, that there will be no reserve for inventory and the reserve for receivables will be $220,529. Along with the Closing Balance Sheet, Bell shall prepare and deliver to PrimeSource a calculation of "net tangible assets" of GASG as of the Closing Date based upon the Closing Balance Sheet. Bell shall promptly provide PrimeSource access to all related accounting entries, working papers and such other documentation as may be reasonably requested by PrimeSource. In the event that PrimeSource disputes any item set forth in, or any item omitted from, the Closing Balance Sheet, or the calculation of "net tangible assets", the parties shall attempt, in good faith, to resolve such dispute or controversy. In the event the parties cannot resolve such dispute or controversy, it shall be resolved in accordance with the procedures set forth below. Within 20 days of the receipt of the Closing Balance Sheet, final schedules and calculation of "net tangible assets", PrimeSource shall give notice to Bell setting forth in reasonable detail the basis for any such dispute or controversy. PricewaterhouseCoopers LLP ("Accountants"), independent accountants for both PrimeSource and Bell, shall promptly commence a review of the matter and issue its decision to both parties within 15 days. If either party is not satisfied with the opinion so rendered, then within10 days of receipt of the decision it will so notify the other party, and PrimeSource and Bell shall jointly, within 10 days thereafter, appoint a national accounting firm other than Accountants to resolve such dispute or controversy. If the parties cannot agree on the selection of such national accounting firm, they shall select such national accounting firm by lot among the "Big-Five" accounting firms other than Accountants (the "Neutral Accountants") to resolve such dispute or controversy. The Neutral Accountants shall make their determination as to such dispute or controversy within 30 days of their appointment and their determination shall be final, binding and conclusive as between PrimeSource and Bell, absent fraud or manifest error. The fees and disbursements of the Neutral Accountants shall be apportioned between PrimeSource and Bell in such manner as the Neutral Accountants shall deem equitable in light of the issues raised and the degree to which the parties prevail on each such issue. Upon final determination, if the net tangible assets are more or less than $31 million, the difference will be transmitted to the other party within three business days by bank wire, except that in the event that the net tangible assets are less than $31 million and there remains outstanding any unpaid portion of the Purchase Price, the difference may be offset against said unpaid amount.

         1.4 Delivery and Payment. At the Closing Date, Bell shall execute and deliver to PrimeSource a Bill of Sale transferring the Assets (in the form of Exhibit A attached), an Assignment of Contracts specifically related to the Assets and business of the GASG (in the form of Exhibit B attached), and such other documents as PrimeSource may reasonably request so as to effect a complete and valid transfer to PrimeSource of the Assets, free and clear of all liens and encumbrances. The assumed Purchase Price of $43.5 million, less a good faith estimate by Bell of the Receivables as of the Closing Date (the "Estimated Receivables") shall be paid by PrimeSource to Bell at Closing by bank wire.

         Until the sooner of ninety (90) days after the Closing Date or amounts equal to the Estimated Receivables have been received by Bell, customer checks relating to both the Receivables and post-closing receivables shall go into the existing Bell lockbox at First Chicago Bank number 100630 located in Pasadena, California (account number 55-50807), the Bell/Olsen bank account (account number 115-5083423) at NorWest Bank located in Omaha, Nebraska, or the Bell/Olsen bank account (account number 635-5038443) at NorWest Bank located in Minneapolis, Minnesota. All funds attributable to Receivables shall be wired to Bell as it from time to time may designate. As soon as practical after the close of business of each day, Bell shall wire all funds relating to post-receivables to PrimeSource's bank account at First Union Bank, ABA No. 031201467, account number 2000107583787. Funds will be allocated in accordance with the invoice(s) designated by the customer or if no designation is made and the amount paid does not match any unpaid invoice, then the payment will be applied to the oldest unpaid invoice. As soon as an amount equal to the Estimated Receivables has been received, then the receipts of all Receivables collected thereafter shall be transmitted to PrimeSource's bank account above. If after ninety (90) days an amount equal to the Estimated Receivables has not been received by Bell, PrimeSource shall wire Bell to its account at Union Bank of California, Los Angeles, California (account number 0710004048) the balance of the Estimated Receivables, irrespective of whether the funds for the remaining Receivables have been collected or whether there exists a dispute regarding the proper valuations thereof as set forth on the Closing Balance Sheet.


         1.5  Guarantee  of  Certain  Receivables.   Bell  guarantees  that  the
following receivables will be paid within 6 months of the Closing Date: all non-Olson accounts receivable from Schedule 1.2(b) that will be listed on
Schedule 1.5 to be prepared by PrimeSource within 14 days of the Closing Date and to contain not more than $1,700,000 of sums specified by PrimeSource.

         Within 10 days of the end of the six-month period, PrimeSource will provide Bell with an accurate list of the items qualifying for the guarantee under this ss.1.5 and Bell will purchase such accounts by bank wire within 10 days of receipt of this list. Upon receipt of these funds PrimeSource will immediately assign these accounts to Bell along with any supporting documentation.

         1.6 Guarantee of Certain Inventory. PrimeSource may designate up to $2.7 million of the inventory items listed on Schedule 1.2(a) for inclusion on a
Schedule 1.6 to be prepared by PrimeSource within 14 days from the Closing Date and attached hereto. Bell guarantees that PrimeSource will realize sale or return proceeds from each item on Schedule 1.6, during the six-month period beginning on the Closing Date, that are not less than the book value of such item on Schedule 1.2(a). At the end of the six-month period, Bell shall pay PrimeSource for (a) the value of the inventory items listed on Schedule 1.6 that have not been sold or returned to vendors, (b) for each item sold by PrimeSource or returned to its vendor for an amount less than its value stated on Schedule 1.6, the difference between the sale price (or return proceeds) and the value listed on Schedule 1.6, and (c) any additional expenses approved in advance by Bell incurred on the sale of Schedule 1.6 items during the six-month period such as special sales incentives, conversion costs, and freight costs of returning items to vendors and transferring items to other locations.

         Within 10 days of the end of the six-month period, PrimeSource will provide Bell with an accurate list of the items qualifying for guarantee under this ss.1.6 and Bell will pay PrimeSource the total amount owed under this guarantee by bank wire within 10 days of receipt of this list. Upon receipt of these funds PrimeSource will make any Schedule 1.6 unsold inventory available to Bell.

         PrimeSource agrees to make commercially reasonable efforts to sell or return the inventory on Schedule 1.6 during the six-month post-Closing period.

         1.7 Liabilities and Potential Liabilities. PrimeSource does not assume any past, present or future liabilities or obligations of Bell pursuant to this Agreement or otherwise, whether such liabilities or obligations are known or unknown, actual or contingent, asserted or not, except as specified below (herein the "Assumed Liabilities") which will be assumed by PrimeSource at the Closing Date and PrimeSource shall execute and deliver to Bell at Closing as Assumption of Liabilities Agreement in the form of Exhibit B hereto evidencing such assumption:

                  a. the liabilities of GASG as reflected on the Closing Balance Sheet including accounts payable;

                  b. the contingent and unknown liabilities of the GASG up to $870,000 in the aggregate after receipt of any insurance proceeds from Bell insurance coverage, but excluding environmental liabilities, any accounts payable or other known liabilities not properly recorded in accordance with GAAP or this Agreement, and any liabilities in connection with employment agreements with B. Greenspan, R. Greenspan, T.J. Dunn, J.
                           Hasse and T. Neis;

                  c.       personal   property   leases   (trucks,    forklifts,
                           telephone systems, etc.), an accurate list of which are attached hereto as Schedule 1.7(c);

                  d. real estate leases, an accurate list of which is attached hereto as Schedule 1.7(d);

                  e.        supply contracts entered into prior to the Closing
                            Date;

                  f.        the employment agreement with Earl Olson; and

                  g.        all consignment agreements.



                                    ARTICLE 2
                     REPRESENTATIONS AND WARRANTIES OF BELL


         Bell represents and warrants to PrimeSource that:

         2.1 Authority. Bell is a corporation duly organized, validly existing, and in good standing under the laws of the state of California. The execution and delivery of this Agreement and the related documents to PrimeSource, and the consummation of the transactions contemplated by this Agreement have been duly authorized and each will be a valid and binding obligation of Bell. All corporate action on the part of Bell and its directors and shareholders necessary for the authorization, execution, delivery and performance of all obligations of Bell under this Agreement and related documents has been taken. Neither the execution of this Agreement and related documents nor the performance by Bell of the transactions required hereunder and thereunder will constitute a violation of or default under, any law, regulation, order, contract, commitment, or restriction of any kind to which Bell is a party or by which Bell is bound, subject, however, to the fulfillment of the conditions set forth in Sections 5.4 and 5.5.

         2.2 Title and Condition of Assets. Bell will have at Closing good and marketable title to the Assets, free and clear of all title defects, security interests, pledges, options, claims, liens, encumbrances, and restrictions of any nature whatsoever (including, without limitation, leases, chattel mortgages, conditional sale contracts, purchase money security interests, collateral security arrangements and other title or interest-retaining agreements); provided, however, to the extent that any Asset is encumbered by bank financing, such lien may remain on the Asset after Closing and Bell hereby agrees to hold PrimeSource harmless from such lien(s), and further provided that the parties agree that certain vendors' and lessors' approvals will not be obtained by the Closing Date.

         2.3 Litigation and Other Proceedings. Other than as set out on Schedule
2.3 hereto, Bell is not a party to any pending or, to the best knowledge of Bell, threatened action, suit, labor dispute, proceeding, investigation, or discrimination claim in or by any court or governmental agency arising from the actions or inaction's of Bell which could have any significant adverse impact on PrimeSource or its business after Closing. Bell is not subject to any order, writ, judgment, decree or injunction barring or adversely affecting the Assets or transactions contemplated hereby.

         2.4 Personnel Matters. Bell shall retain responsibility for any and all liability incurred in connection with the termination of its employees as of the Closing Date, whether or not such employees are subsequently offered employment by PrimeSource except to the extent any such liabilities are Assumed Liabilities. Bell represents that it has no labor unions and that there has been no union organizing activities related to Bell since January 1, 1996.

                  To the best of Bell's knowledge, Bell has not violated any employment laws, the violation of which would have a material adverse effect on the Assets or Assumed Liabilities. Schedule 2.4 discloses any existing GASG employee leave of absence that has been identified or designated as a leave of absence subject to the FMLA.

                  No promise has been made by Bell to any of its GASG employees that PrimeSource will continue, assume or otherwise be responsible for any of the employee benefits that Bell has provided or is providing to such employees, or that PrimeSource will provide any employee benefits to employees who are hired by PrimeSource subsequent to Closing.

         2.5 Accuracy of Financial Information. The Closing Balance Sheet to be delivered to PrimeSource by Bell after the Closing Date will be prepared from (and will be in accordance with) the books and records of the Company, will be prepared in accordance with GAAP except as set forth on Schedule 2.5 or as otherwise specified in this Agreement, and will fairly present in all material respects as of the Closing Date the financial condition of GASG.

                  All other financial information concerning GASG delivered and to be delivered to PrimeSource by Bell on or prior to the Closing Date (a) fully and fairly reflect the transactions set forth therein as recorded on the books and records of Bell in accordance with Bell's past practices and (b) fairly present in all material respects as of the dates indicated the information set forth therein.

         2.6 Brokers. PrimeSource will not be obligated to pay any broker's or finder's fees as a result of activities by Bell.

         2.7 Taxes. Bell has filed all tax returns or reports which could affect the Assets or Assumed Liabilities which were required to be filed by it for all periods prior to or including the Closing Date, and such returns or reports are correct and complete in all material respects. All federal, state and local income, profits, franchise, sales, use, occupation, property, excise, payroll, withholding, employment, estimated and other taxes of any nature, including interest, penalties and other additions to such taxes applicable to the assets, liabilities and business of GASG ("Taxes"), payable by, or due from, Bell for all periods prior to the date hereof have been fully paid or adequately reserved for by Bell, or, with respect to Taxes required to be accrued, Bell has properly accrued such Taxes. All Taxes which Bell is required by law to withhold or collect relating to the business of GASG have been duly withheld or collected and have been paid over the appropriate governmental agency or authority or are properly recorded as a liability on the books of Bell.

         2.8 Property, Plant and Equipment. The assets on Schedule 1.2(e) are being directly utilized in GASG's business. Such assets that, as of the Closing Date, have not been fully depreciated by Bell, are in existence and in working condition, in accordance with industry standards taking into account the age thereof.

         2.9 Reliance. The foregoing representations and warranties are made by Bell with the knowledge and expectation that PrimeSource is placing complete reliance thereon.

         2.10 Insurance. Bell will cooperate with PrimeSource in asserting coverage under Bell's insurance policies for claims and litigation arising before and after the Closing Date that pertain to activities or omissions of Bell relating to the business of GASG prior to the Closing Date when such a claim is filed against PrimeSource or PrimeSource is named as a defendant in such litigation.

         2.11 Environmental Matters. Bell reasonably believes that it has obtained and is in compliance with all permits, licenses and such other authorizations required to be obtained for the operation of GASG's business and the ownership and use of the Assets under current applicable federal, state and local laws, rules and regulations relating to pollution or protection of human health and the environment, except for any permits, licenses or authorizations which, if not obtained or complied with, would not have a material adverse effect on business or liabilities of GASG.

         2.12 Certain Events. Except as disclosed in Schedule 2.12 hereto, since June 30, 1998 Bell has operated the business in the ordinary course and, except as set forth on Schedule 2.12 hereto, there has not occurred:

                  (a)       any  damage,  destruction  or loss  (whether or not
                          covered by  insurance)  materially adversely affecting
                           the Assets or Assumed Liabilities;

                  (b) any sale, transfer, pledge or other disposition of any tangible or intangible Assets except in the ordinary course of business;

                  (c)      any   capital   appropriation   or   expenditure   or
                           commitment therefor on behalf of Bell for the GASG business in excess of $25,000;

                  (d) any event or any other change in the condition of Bell which has, or could reasonably be expected to have, a material adverse effect on the Assets, the Assumed Liabilities, or the GASG business;

                  (e) any default by Bell in any material liability or obligation relating to the GASG business or any material adverse change in the terms of any contract or instrument relating to the business of GASG;

                  (f) any waiver, cancellation, sale or other disposition, for less than the face amount thereof, of any material claim or right which Bell has against others which relate to the GASG business or the Assets;

                  (g) any change in any method of accounting or accounting practice relating to the GASG business; or

                  (h) any notices that any supplier or customer has taken or contemplates any steps which could materially and adversely disrupt the GASG business.

         2.13 Contracts. Bell has in all material respects performed all of its obligations required to be performed by it to the date hereof under, and is not in default in any material respect under, any contract that PrimeSource is assuming under Section 1.7 above.

         2.14 Condition of Facilities. To the best of Bell's knowledge, the GASG facilities are in material compliance with local building, zoning and fire protection laws and regulations, and have no known defect which could materially adversely effect the business of GASG.

         2.15 Transactions with Affiliates. During the last two years, with respect to or for the GASG business, Bell has not purchased, leased, or otherwise acquired any material property or assets or obtained material property or assets or obtained any material services from, or sold, leased or otherwise disposed of any material property or provided any material services to, any person or entity which is an "affiliate" of Bell or any officer or director of Bell or any member of the immediate family of such officer and director.

         2.16 Material Misstatements or Omissions. No representation or warranty of Bell in this Agreement nor in any document, statement, certificate, or schedule furnished or to be furnished to PrimeSource pursuant hereto, or in connection with the transactions contemplated hereby (taken as a whole), contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact, necessary to make the statements or facts contained therein or herein not misleading. All representations and warranties of Bell shall be deemed made as of the date of this Agreement and again as of the Closing Date.

 2.17 Other Negotiations. Prior to the termination of this Agreement, Bell shall not pursue, initiate, encourage or engage in any negotiations or discussions with, or provide any information to, any other person or entity (other than PrimeSource and its representatives) regarding the sale of any of the Assets.


                                    ARTICLE 3
                  REPRESENTATIONS AND WARRANTIES OF PRIMESOURCE


         PrimeSource hereby represents and warrants to Bell that:

         3.1 Authority. PrimeSource is a corporation duly organized, validly existing, and in good standing under the laws of the Commonwealth of Pennsylvania and has full corporate power and authority to enter into this Agreement and to perform its obligations under this Agreement. The execution, delivery, and performance of this Agreement by PrimeSource have been duly authorized by all necessary action of the Board of Directors of PrimeSource or its Executive Committee under delegated authority and is a valid and binding obligation of PrimeSource. PrimeSource has duly and validly executed and delivered this Agreement, and this Agreement constitutes a valid, binding and enforceable obligation of PrimeSource in accordance with its terms. Neither the execution of this Agreement and related documents nor the performance by PrimeSource of the transactions required hereunder and thereunder will constitute a violation of or default under, any law, regulation, order, contract, commitment, or restriction of any kind to which PrimeSource is a party or by which PrimeSource is bound subject, however, to the fulfillment of the conditions set forth in Sections 4.6 and 4.7.

         3.2 Accuracy of Documents and Information. All instruments, agreements, other documents, and written information delivered and to be delivered to Bell or its representatives by PrimeSource are and will be complete and correct in all material respects as of the Closing Date.

 3.3  Employees  and  Employee   Benefits.   PrimeSource   agrees  that,
immediately following the Closing, it shall offer employment to each employee of the GASG. These employees will be identified by payroll code or otherwise on
Schedule 3.3 to be attached hereto prior to Closing (collectively, the "Employees"), such employment to be effective as of the Closing Date. Such employment shall be offered on terms reasonably comparable to those such Employee now enjoys and is entitled to receive from Bell immediately before the Closing, but consistent with PrimeSource compensation programs. Each such offer of employment to an Employee (i) shall be consistent with the employment policies and practices of PrimeSource and (ii) shall be contingent on such Employee assigning his or her personnel file to PrimeSource. PrimeSource represents and warrants to Bell that it intends to continue such employment arrangements with such Employees for a period of at least 90 days following the Closing Date, subject to terminations for good cause or otherwise in the ordinary course of PrimeSource's business.

         In connection with the foregoing, PrimeSource acknowledges and agrees that it is responsible for the notice and other obligations, if any, imposed by the WARN Act with respect to any termination of GASG employees on or after the Closing Date and the foregoing paragraph is provided to Bell for the sole purpose of relieving it from any obligations under the WARN Act.
         The provisions of the foregoing two paragraphs are for the benefit of Bell and PrimeSource only, and no other person or entity (including without limitation past, present or future employees of the GASG) will be deemed a third-party beneficiary of this Agreement.

         All employees of Bell hired by PrimeSource will be given credit for their past service with Bell for purposes of calculating (a) eligibility to enroll in the PrimeSource 401(k) Savings Plan, and (b) vacation time under the PrimeSource vacation plan, however, the Bell vacation entitlement formula will continue to apply until January 1, 1999. No credit for prior service will be given for the PrimeSource pension plan or other benefits.

         Bell employees hired by PrimeSource shall be eligible to participate in PrimeSource's health benefits (medical, dental, vision, life insurance, AD&D insurance, and short & long term disability) on the first of the month following thirty days of service with PrimeSource and other benefits normally accorded to new employees. For the interim period of time from the Closing Date until such first of the month, the former Bell employees may retain certain prior health benefit coverage under Bell's plans under the provisions of COBRA and PrimeSource will pay Bell the COBRA rate for such coverage. For this interim period, PrimeSource will collect the normal Bell employee contributions for such coverage from the former Bell employees who want COBRA coverage for this interim period.

         3.4 Other Proceedings. PrimeSource is not subject to any order, writ, judgment, decree or injunction barring or adversely affecting the transactions contemplated hereby.

         3.5 Brokers. Bell will not be obligated to pay any broker's or finder's fee as a result of activities of PrimeSource.

         3.6 Material Misstatements or Omissions. No representation or warranty of PrimeSource in this Agreement nor in any document, statement, certificate, or schedule furnished or to be furnished to Bell pursuant hereto, or in connection with the transactions contemplated hereby (taken as a whole), contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact, necessary to make the statements or facts contained therein or herein not misleading. All representations and warranties of PrimeSource shall be deemed made as of the date of this Agreement and again as of the Closing Date.

                                    ARTICLE 4
           CONDITIONS PRECEDENT TO PRIMESOURCE'S PURCHASE OBLIGATIONS


                  The obligation of PrimeSource to close the transactions described above is subject to the fulfillment of all of the following conditions at or prior to the Closing Date, any one or more of which may be waived by PrimeSource in its sole discretion.

         4.1 No Litigation. No suit, investigation, action or other proceedings shall be seriously threatened or pending before any court or governmental agency which may bar or adversely affect the transactions contemplated by this Agreement or otherwise adversely affect the business of GASG. In the event PrimeSource becomes aware of any of the foregoing proceedings, it shall immediately notify Bell of such proceedings and the court or agency wherein such proceeding is involved or threatened.

         4.2 Representations and Warranties. The representations and warranties of Bell set forth herein shall be true and correct in all material respects as of the Closing Date.

         4.3 No Adverse Event. The Assets shall not have been substantially damaged or otherwise adversely affected in any material respect by any casualty, act of God or any judicial, administrative or governmental proceeding. Bell assumes all risk of loss due to fire or other casualty up to the time of Closing. In the event any such loss occurs prior to the Closing Date, or in the event the business of Bell is closed or interrupted by reason of any event not in the ordinary course of business, PrimeSource shall have the right to terminate this Agreement by written notice to Bell received prior to the Closing Date, and upon such termination there shall be no further liability on the part of Bell or PrimeSource hereunder.

         4.4 Documents. All actions, instruments, resolutions, certificates, and documents reasonably requested by PrimeSource to be executed and delivered to PrimeSource in order to convey the Assets to PrimeSource as provided in 1.4 and carry out this Agreement, and all other relevant legal matters, shall be reasonably satisfactory to PrimeSource.

         4.5 Non-Compete. Bell shall have executed a five-year Non-Compete Agreement in the form attached as Exhibit 4.5.

         4.6 Hart-Scott-Rodino. The waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the "HSR Act") with respect to the transaction contemplated by this Agreement shall have expired or been terminated. The U.S. Department of Justice or Federal Trade Commission shall not have issued any adverse order or instigated any investigation of the instant transaction.

         4.7 Financing. PrimeSource shall have obtained the consent of its revolving credit lenders under its Credit Agreement dated as of November 1, 1996.

                                    ARTICLE 5
                   CONDITIONS PRECEDENT TO BELL'S OBLIGATIONS


         The obligations of Bell to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or at the Closing Date, of each of the following conditions, any one or a portion of which may be waived, in writing, by Bell:

         5.1 Representations, Warranties and Covenants of PrimeSource. All representations and warranties made in this Agreement by PrimeSource shall be true and correct in all material respects as of the Closing Date as fully as though such representations and warranties had been made on and as of the Closing Date, and PrimeSource shall have in all respects performed and complied with its obligations under all the covenants, agreements and conditions required by this Agreement and all related documents.

         5.2 Payment of Purchase Price. PrimeSource shall have paid the Purchase Price to Bell in accordance with 1.4.

         5.3 Resale Certificate. PrimeSource shall deliver to Bell a properly completed and executed resale exemption certificate indicating that the inventory type assets are being purchased by PrimeSource for the purpose of resale in the normal course of PrimeSource's business.

         5.4 Hart-Scott-Rodino. The waiting period under the HSR Act with respect to the transaction contemplated by this Agreement shall have expired or been terminated. The U.S. Department of Justice or Federal Trade Commission shall not have issued any adverse order or instigated any investigation of the instant transaction.

         5.5 Lenders' Approval. Bell shall have obtained the consent of its lenders under its Credit Agreement dated as of January 7, 1997 to the transactions contemplated herein.

                                    ARTICLE 6
                                COVENANTS OF BELL


         Bell hereby covenants and agrees with PrimeSource as follows:

         6.1 Conduct of Bell Prior to Closing. Between the date hereof and the Closing, Bell shall:

                  not increase the rate of compensation of any Bell employee who may be hired by PrimeSource at the Closing except as in accordance with Bell's past practices and, in the event Bell has increased the rate of compensation of any such employee PrimeSource shall be so notified at least five days before Closing;

                 use reasonable best efforts to maintain good relations with its customers and suppliers;

                  not take any action or fail to take any action which taking or failure would directly or indirectly have a material adverse impact on the Assets (including subjecting them to any lien or encumbrance) or the transactions contemplated hereby;

                  not knowingly take any action or, insofar as it is able to do so, suffer to be taken any action that will cause any representation, warranty, or schedule to this Agreement to be untrue at the Closing Date;

                  continue to conduct the business of Bell consistent with good business practices; and

                  take all steps reasonably necessary so as to be able to transfer the Assets and Assumed Liabilities to PrimeSource on the Closing Date in accordance with the terms of this Agreement.

         6.2 Publicity. The timing and content of any disclosure to vendors or customers must be approved in advance by PrimeSource.

         6.3 SAP Business System. From the Closing Date through February 28, 1999, PrimeSource will utilize Bell's SAP computer business system while PrimeSource transitions the GASG business to the PrimeSource business system in accordance with Schedule 6.3. The charge to PrimeSource for use of the SAP system and supporting Bell personnel shall be $80,000 per month (prorated for any partial month) through December 1998, and reimbursement for Bell's actual out-of-pocket costs for January and February 1999.

         6.4 Existing Warranties. Existing manufacturer and third party warranties on the Assets are assigned to PrimeSource as of the Closing Date. Except as specifically agreed otherwise herein, BELL MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY NATURE, EXPRESS OR IMPLIED, CONCERNING THE ASSETS, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.


         6.5 Use of Names. PrimeSource shall be entitled to use the Bell name and all fictitious or assumed business names utilized by the GASG for a period of 6 months after the Closing Date and leave the Bell name on inventory being purchased hereunder for one year from the Closing Date.

         6.6 Dealerships. Bell shall cooperate with and support PrimeSource in any efforts to transfer dealerships utilized by the GASG business.

         6.7 Officer's Certificate. If this Agreement is executed prior to the Closing Date, the President and CFO of each party will reaffirm its own representations and warranties hereunder at and as of the Closing Date by Officer's Certificate.

         6.8 Nonassignable Contracts. Nothing in this Agreement shall be construed as an attempt or agreement to assign any contract or claim as to which a required third party consent to assignment cannot be obtained. Bell agrees to use its best efforts to obtain the consent of each other party to any such contract, right or commitment to the assignment thereof to PrimeSource in all cases in which such consent is required for assignment or transfer. If, however, following the Closing, there is any contract, right or other commitment which would have been assigned had the required consent been obtained, or any claim for which consent to the assignment thereof cannot be obtained, Bell and PrimeSource agree to take such action, to the extent permitted by applicable law, in order for PrimeSource to obtain the benefit and assume the obligations thereunder, including Bell designating PrimeSource as Bell's subcontractor or agent for purposes of performing such contracts and Bell collecting monies due under such contracts and paying the same promptly over to PrimeSource.

                                    ARTICLE 7
                                 INDEMNIFICATION


         7.1 Indemnification by Bell. From and after the Closing, Bell agrees to defend, indemnify, and hold PrimeSource harmless from and against, and to reimburse PrimeSource with respect to, any and all losses, damages, liabilities, claims, judgments, settlements, costs, and expenses (including reasonable attorney's fees) of every nature whatsoever incurred by PrimeSource by reason of or arising out of or in connection with:

                  (i) any breach of any warranty or representation given by Bell in this Agreement or in any schedule, or other document delivered to PrimeSource pursuant to the provisions of this Agreement;

                  (ii) any claims made against PrimeSource for liabilities of Bell or for operations of Bell prior to Closing which are not Assumed Liabilities;

                  (iii) failure, partial or total, of Bell to perform any agreement or covenant required by this Agreement or any other document delivered to PrimeSource pursuant to this Agreement to be performed by it; and


                  (iv) the failure of the parties to comply with any bulk transfer or bulk sales law or fraudulent conveyance law applicable to the transactions contemplated herein.

         7.2 Sole and Exclusive Remedy. Except for fraud and gross negligence, and except for any right to seek specific performance or recession, the indemnification provided under this Article 7 shall be the sole and exclusive remedy of the parties with respect to the breach of any covenant, representation or warranty contained herein.

         7.3 Permissible Offsets. PrimeSource shall make demand on Bell in writing for the payment of any amounts due pursuant to this Article 7. In the event the entire amount is not paid to PrimeSource within twenty-five days of Bell's receipt of its demand, PrimeSource shall have the right, at its option and in addition to any other remedies available to it, to enforce its claim by setoff against, or deduction from, any amounts due or which may become due to Bell or any assignee; provided PrimeSource may not offset against the Purchase Price. If Bell disputes the amount claimed to be due under this Article 7 within said twenty-five days, then the dispute shall be submitted to binding arbitration in accordance with Section 8.10 of this Agreement.

         7.4 Defense of Claim. If any claim of liability is made by a third person against PrimeSource based on any liability, the existence of which would give rise to a claim for indemnification under this Article 7, PrimeSource shall with reasonable promptness give to Bell written notice of the claim and request Bell to defend the same. Bell shall have the right to defend against such liability at their expense, and shall give written notice to PrimeSource of the commencement of such defense with reasonable promptness after receipt of the written notice of the claim from PrimeSource. Failure to receive notice from PrimeSource shall not relieve Bell of any liability which it might otherwise have to PrimeSource under this Article 7 unless such failure materially, adversely affects Bell's ability to defend against such claim. PrimeSource, its successors and assigns shall be entitled at its own expense to participate with Bell in such defense, but shall not be entitled in any way to release, waive, settle, modify or pay such claim without the consent of Bell. In the event Bell has assumed said defense and have employed counsel with respect thereto which represents Bell and PrimeSource, PrimeSource shall also be entitled to employ separate counsel at its own expense. In the event Bell does not accept the defense of the matter as provided above, PrimeSource shall have the full right to defend against such liability, at Bell's expense, and shall be entitled to settle or agree to pay in full such claimed liability in its sole discretion. Bell and PrimeSource, and their successors and assigns, shall, in any event, cooperate in the defense of such action and the records of each shall be available to the other with respect to such defense.

         7.5 Limitations on Indemnification. The indemnification obligations in this Article 7 shall expire four years after Closing, except for claims arising from potential (a) federal, state and local tax liabilities, (b) environmental claims, and (c) claims involving clear title to the Assets which shall not expire until 60 days after the expiration of all applicable statutes of limitation.

         7.6 Indemnification by PrimeSource. PrimeSource agrees to defend, indemnify, and hold Bell, its officers, directors, shareholders and agents harmless from and against, and to reimburse them with respect to, any and all losses, damages, liabilities, claims, judgments, settlements, costs, and expenses (including attorneys' fees) of every nature whatsoever incurred by them by reason of or arising out of or in connection with (i) any breach of any representation or warranty of PrimeSource contained in this Agreement, (ii) the failure, partial or total, of PrimeSource to perform any agreement or covenant required by this Agreement or any other document delivered to Bell pursuant to this Agreement to be performed by it, (iii) any liability assumed by PrimeSource hereunder, and (iv) the operation of the GASG business after Closing.

         7.7 Insurance. The amount of any indemnification under this Agreement will be reduced by any insurance proceeds paid to the claiming party as a result of the loss or other matter for which indemnification is sought, as adjusted for any increased insurance premiums. The claiming party will be obligated to submit to its insurance carrier all coverable claims and pursue such claims against its insurance carrier in good faith, and will not abandon or compromise any such claim without the consent of the other party, which consent will not unreasonably be withheld.

                                    ARTICLE 8
                                  MISCELLANEOUS


         8.1 HSR Act Filing and Expenses. PrimeSource and Bell shall pay their own costs and expenses, including legal and accounting fees, relating to this Agreement, without regard to whether the transaction is consummated.
Notwithstanding the foregoing, the parties shall jointly make the HSR Act pre-merger clearance filing and share equally the out-of-pocket expenses associated with the preparation and filing of this document, including legal fees. PrimeSource shall be obligated, as the buyer of assets, to pay the HSR Act filing fee.

         8.2 Owned Real Estate. GASG operating facilities owned by Bell in Omaha, NE and St. Paul, MN shall be leased to PrimeSource on a triple net lease basis on the lease forms attached as Exhibits 8.2(a) and 8.2(b).

         8.3 Sales Tax. PrimeSource shall be responsible for and shall pay or reimburse when and if due, all applicable sales, transfer, excise, use or similar tax which may be imposed by any domestic authority in connection with the sale of the Assets.

         8.4 Amendment. This Agreement shall not be amended, except by a writing duly executed by both parties hereto.

         8.5 Entire Agreement. This Agreement, including the schedules delivered pursuant to this Agreement, contains all of the terms and conditions agreed upon by the parties relating to the subject matter of this Agreement and supersedes all prior agreements, negotiations, and communications of the parties, whether oral or written, respecting that subject matter.

         8.6 Governing Law. This Agreement shall be governed by, and construed in accordance with the laws of the Commonwealth of Pennsylvania.

         8.7 Notices. All notices, requests, demands, and other communications made in connection with this Agreement shall be in writing and shall be deemed to have been duly given on the date of receipt or telecopy, if hand delivered or telecopied to the persons identified below, or the third day after mailing if mailed by certified mail, postage prepaid, return receipt requested addressed as follows:

         If to PrimeSource:                   With a copy to:
         -----------------                    --------------
         PrimeSource Corporation              PrimeSource Corporation
         4350 Haddonfield Rd., Suite 222      355 Treck Drive
         Pennsauken, NJ  08109                Seattle, WA  98188
         Attention:  Chief Financial Officer  Attention:  General Counsel
         Fax:  609-486-2999                   Fax:   206-394-5587

         If to Bell:                          With a copy to:
         ----------                           --------------
         Gordon Graham                        Eric Webber
         Bell Industries, Inc.                Irell & Manella
         2201 E. El Segundo Boulevard         333 South Hope Street, Suite 3300
         El Segundo, CA  90245                Los Angeles, CA  90071
         Fax:  310-563-2500                   Fax:  213-229-0515

         Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 8.5.

         8.8 Severability. If any provision of this Agreement is held to be unenforceable for any reason, it shall be modified rather than voided, if possible, in order to achieve the intent of the parties to this Agreement to the fullest extent possible. In any event, all other provisions of this Agreement shall be deemed valid and enforceable to the full extent.

         8.9 Survival of Representation and Warranties. All representations and warranties contained in this Agreement, including the schedules delivered pursuant to this Agreement, shall survive the Closing Date for the period of indemnification in 7.5 or one year, whichever is longer.

         8.10 Waiver. Waiver of any term or condition of this Agreement by any party shall not be construed as a waiver of a subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement.

         8.11 Assignment. No party to this Agreement may assign, by operation of law or otherwise, all or any portion of its rights, obligations, or liabilities under this Agreement without the prior written consent of the other party to this Agreement, which consent may be withheld in the absolute discretion of the party asked to grant such consent. Any attempted assignment in violation of this Section shall be void.

         8.12 Arbitration. In the event of any dispute between Bell and PrimeSource relating to this Agreement, the parties agree that such dispute shall be resolved by means of binding arbitration in accordance with the commercial arbitration rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator(s) may be entered in any court of competent jurisdiction. Depositions may be taken and other discovery obtained during such arbitration proceedings to the same extent as authorized in civil judicial proceedings in the state in which the arbitration is held. The arbitrator(s) shall be limited to awarding compensatory damages and fees (in accordance with 8.12) and shall have no authority to award punitive, exemplary or similar type damages. If PrimeSource requests the arbitration then it will be held in Los Angeles, CA. If Bell requests the arbitration then it will be held in Philadelphia, PA.

         8.13 Attorneys' Fees. In the event that either party to this Agreement is required to, or does, maintain or defend any claim or cause of action against or brought by, as the case may be, the other arising out of or relating to this Agreement, the prevailing party in any such claim, or cause of action, or arbitration, or trial or appeal therefrom, shall be entitled to recover from the other its reasonable attorneys' fees incurred therein, in addition to its costs, expenses and disbursements, including the costs of the arbitration proceeding.

         8.14 Cooperation. Bell will fully cooperate with PrimeSource and with PrimeSource's counsel and accountants in connection with any steps required to be taken as part of Bell's obligations under this Agreement. Bell and PrimeSource will use their reasonable best efforts to cause all conditions to the parties' obligations to effect the Closing under this Agreement to be satisfied as promptly as possible and to obtain all consents and approvals necessary for the due and punctual performance of this Agreement and for the satisfaction of the conditions hereof.

         8.15 Authority. Each party signing below represents and warrants that it has authority to execute this Agreement and to perform its obligations hereunder. Each person signing on behalf of such party represents and warrants that he has been duly authorized to execute this Agreement on behalf of such party.

         8.16 Termination of Bell's Rights. If Bell fails to satisfy in all material respects any of the conditions to Closing specified in Article 4 at or prior to Closing, and such failure either is not waived in writing by PrimeSource or cured by Bell prior to the Termination Date, then PrimeSource may, without liability, terminate this Agreement, provided PrimeSource has satisfied (or stood ready to satisfy) all of PrimeSource's conditions specified in Article 5, or such conditions have otherwise been satisfied or waived, by written notice to Bell.

         8.17 Termination of PrimeSource's Rights. If PrimeSource fails to satisfy in all material respects any of the conditions to Closing specified in
Article 5 at or prior to Closing, and such failure either is not waived in writing by Bell or cured by PrimeSource prior to the Termination Date, then Bell may, without liability, terminate this Agreement, provided Bell has satisfied (or stood ready to satisfy) all of Bell's conditions specified in Article 4, or such conditions have otherwise been satisfied or waived, by written notice to PrimeSource.

         8.18 Other Termination. If no Closing occurs prior to the Termination Date, and the failure to close is not the result of Bell's or PrimeSource's failure to satisfy in all material respects any of the conditions to Closing specified in Articles 4, 5, or 6 at or prior to the Termination Date, other than the parties failing to agree to the Schedules contemplated by 1.2 hereof, then any party hereto may terminate this Agreement by written notice to the other parties hereto without further liability to any of the parties under this Agreement.

         IN WITNESS WHEREOF, PrimeSource and Bell have executed this Agreement as of the date first written above.



PRIMESOURCE CORPORATION                               BELL INDUSTRIES, INC.




BY:                                            BY:
                   President                            President






By       s/James F. Mullan/____

                              NON-COMPETE AGREEMENT



         Agreement made and entered into the 14th day of September, 1998, by and between PrimeSource Corporation ("PrimeSource") and Bell Industries, Inc. ("Bell").

         Whereas, PrimeSource has agreed to acquire certain assets of Bell, and Bell desires that PrimeSource acquire such assets and will financially benefit from such sale to PrimeSource,

         Whereas, a significant concern of PrimeSource relating to its purchase of assets from Bell is maintaining PrimeSource's competitive position in Bell's business, the parties have agreed to enter into this Agreement to protect that competitive position.

         Now, therefore, in consideration of the purchase of said assets and the mutual covenants and conditions contained herein, Bell agrees that it will not, for a period of five years following the date first above written, solicit or call on, directly or indirectly, any customer of Bell's Graphic Arts Supply Group for the purpose of selling graphic arts supplies, equipment or services, nor will it for such period engage in any activities directly or indirectly competitive with the graphic arts supplies and equipment distribution services of PrimeSource in the United States. During the term of this Agreement Bell will not, directly or indirectly, solicit for employment any current employee of PrimeSource or any former employee whose employment with PrimeSource terminated less than 180 days prior to such hiring by Bell. In the event of an actual or threatened breach of any provisions of this paragraph, PrimeSource shall be entitled to an injunction restraining Bell from such activity without the necessity of posting a bond or other security. Nothing herein stated shall be construed as prohibiting PrimeSource from pursuing any other remedy available to PrimeSource for such breach or threatened breach, including the recovery of damages.

         The parties agree and acknowledge that the time, scope, geographic extent and other provisions of the foregoing paragraph have been specifically negotiated by sophisticated parties in good faith and with the advice of independent counsel, and do hereby agree that such time, scope, geographic extent and other provisions are fair and reasonable under the circumstances. Bell agrees that if a court should hold any portion of the foregoing paragraph to be unenforceable for any reason, the maximum restrictions of time, scope, and geographic extent reasonable under the circumstances, as determined by the court, will be substituted for the provision held enforceable.

         Bell recognizes that it may have copies of Bell customer lists, pricing information, and other non-public information relating to Bell's former graphic arts supplies and equipment distribution business and that it is obligated to preserve the confidentiality of such information for the benefit of PrimeSource.



         It is specifically understood that in the event of litigation resulting from a breach of any covenant herein, the prevailing party shall be entitled to recover all costs it incurs, including a reasonable attorney's fee. Each covenant of this Agreement shall be construed as severable and independent, fully enforceable and binding upon the parties. The laws of the Commonwealth of Pennsylvania shall govern the interpretation and enforceability of this Agreement.

         In witness whereof, the parties have executed this Agreement as of the date first above written.


PRIMESOURCE CORPORATION                     BELL INDUSTRIES, INC.



By __________________________                     By __________________________
                  President                                            President







By       s/James F. Mullan

                                    Exhibit A

                                  BILL OF SALE


         Bill  of  Sale  given  to  PrimeSource   Corporation,   a  Pennsylvania
corporation ("Purchaser") by Bell Industries, Inc., a California corporation ("Seller").


         1. Conveyance. In exchange for One Dollar and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Seller does hereby sell, transfer, assign, and deliver to Purchaser all of Seller's right, title, and interest in those certain assets together with all revenues therefrom (the "Assets") set forth in Article 1 of the Asset Purchase Agreement by and between Seller and Purchaser, dated August ___, 1998, ("Agreement"), the terms and conditions of which are incorporated herein by this reference, in "AS IS" condition and without warranty except as may otherwise be set out in the Agreement.

         2. Representations and Warranties. Seller represents and warrants that Seller has good and marketable title to the Assets, has not conveyed or assigned any of the Assets or any interest therein to any other person, and that the Assets are free and clear of all liens, encumbrances, security interests, pledges, and other rights or claims by any third party except as may be permitted by the Agreement.

         3. Convenants of Further Assurance. Seller hereby agrees to execute any and all additional instruments and to take any and all further actions reasonably requested by Purchaser to effect the transfer of and to vest title to the Assets in Purchaser.

         4. Successors and Assigns. This Assignment shall be binding upon, enforceable by and shall insure to the benefit of the respective successors and assigns of the parties hereto.

         IN WITNESS WHEREOF, Seller has executed this Bill of Sale the ___ day of ________, 1998.


                                          BELL INDUSTRIES, INC.



                                          By: _____________________________


                                          Its: _____________________________



By       s/James F. Mullan/

                             BELL CLOSING STATEMENT


                               September 14, 1998




Purchase Price                                                  43,500,000

Good Faith Estimate of Receivables                             (21,253,000)


Total Due to Bell at Closing                                     $22,247,000









BELL INDUSTRIES, INC.                                PRIMESOURCE CORPORATION



By _______________________                  By __________________________








By:      s/James F. Mullan/